Vsurance, Inc.

540 N Golden Circle, Suite 304

Santa Ana, California 92705

330-232-3053 – Fax 714-731-2969

January 25, 2008

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:	Vsurance, Inc.

Revised Preliminary Statement on Schedule 14C
Filed December 31, 2007
File No. 0-52279

Ladies and Gentlemen:

Vsurance, Inc., a Nevada corporation (the “Company”), hereby files this correspondence and responds to your comments in your letter dated January 24, 2008.

Security Ownership of Certain Beneficial Owners and Management, page 3

1.	We note your response to comment 2 of our letter dated January 15, 2008. We understand that it is your position that the Company did not engage in a solicitation in connection with the approval of the actions described in the filing. However, the proxy rules are not limited to solicitations made by or on behalf of a company. They apply equally to solicitations conducted by shareholders. We note that no shareholder of the Company has filed a Schedule 14A in connection with obtaining the consents necessary to approve the actions described in your filing. Please tell us what you have done to determine whether the communication among your shareholders with respect to the proposals constituted a solicitation by any person within the meaning of Rule 14a-1(1) under the Securities Exchange Act of 1934.

Based on representations made to the Company and on the Company’s best efforts to determine the status of the letter received on 12/26/07, the following occurred:

Russell Smith, CEO of Vsurance telephoned Charles McGuirk in regard to his letter dated 12/26/07. Mr. Smith inquired as to how Mr. McGuirk obtained the 18 consents. See attached Exhibit A (incorporated herein by this reference).

Mr. McGuirk stated he has personally known 12 of the listed names (see exhibit A item #1) for years and that he is the point man for them on receiving information and disseminating information on the status of their stock including matters in connection with the voting of Securities.

Mr. McGuirk further stated he has been in contact with the following 6 shareholders (see exhibit A item #2) for several weeks regarding the declining stock price. He stated he advised these people in early November 2007, that if the price continued to decline he would recommend to the board reversing the stock, in the absence of improving the business model somehow.

In December of 2007, 6 shareholders (see exhibit A item #2) contacted Mr. McGuirk directly asked him for his opinion in that the share price continued to fall. Mr. McGuirk then forwarded a draft copy of his letter and consent to the 6 shareholders. He stated that he then received copies of consents from the 6 people wishing to proceed in the same manner.

On December 27, 2007 the board meeting was held. Resolutions to reverse the stock, change the name, and create a preferred a stock class came up for a vote. Two of the board members in agreement with the resolutions (see attached Exhibit A item #3) voted in favor of the resolution.

Based on the above stated facts the Company believes that there was no solicitation by any shareholder within the meaning of Rule 14a-1(l) under the securities exchange act of 1934. All communications between the shareholders fall within Sections Rule 14a-1(l)2, 14a-1(l)2i, 14a-1(l)2ii, 14a-1(l)2iii, 14a-1(l)2iv.

It is the Company’s position that all communications made between Mr. McGuirk and shareholders listed on Exhibit A item #1 fall within Section 14a-1(l)2iv(b) and 14a-1(l)2iv(c), in that Mr. McGuirk has a fiduciary obligation in connection with the voting of securities with these 12 shareholders.

It is the Company’s position that all communications made between Mr. McGuirk and shareholders listed on Exhibit A item #2 fall within Section 14a-1(l)2iv(c). It is the opinion of the Company that Mr. McGuirk did not solicit any information from these 6 individuals. These 6 individuals independently contacted him regarding their prior concerns and requested information from him as to how he was going to proceed.

It is the Company’s position as to Exhibit A item #3 that the two board members were unsolicited by any shareholders or board members and voted at the meeting on their own based on the resolutions presented.

Approved an increase in Authorized Common Stock and a New Class of Preferred Shares, page 10

Material Terms of the New Class of Preferred Shares, page 10

2.	You indicate that your Articles of Incorporation presently authorize you to issue up to 20,100,000 shares of preferred stock. However, Section of the Certificate of Amendment to your Articles of Incorporation filed as Exhibit 3.1B to your Form SB-2 filed on February 24, 2006 indicates that you are currently authorized to issue only 10,000,000 shares of preferred stock. Furthermore, the Certificate of Designation filed as Exhibit 3.3 to your amended Form Sb-2 filed on June 23, 2006 indicates that all 10,000,000 shares of preferred stock were designated as Class A and Class B preferred stock. We also note that you do not appear to have filed Certificate of Designation relating to your Class D or Class E preferred stock. Please explain these circumstances.

Based Section 2 of the Certificate of Amendment to the Articles of Incorporation filed as Exhibit 3.1 on Form SB-2 filed on February 24, 2006 which states that there is currently authorized to issue 10,000,000 shares of preferred stock please know that the following filings occurred which the Company has disclosed in its earlier 14c, October 12, 2007 8-K, and September 30, 2007 10-QSB. Further, these documents will be filed as exhibits, pursuant to Item 601 of Regulation SB, in our next filing, our annual report for the year ended December 31, 2007 on Form 10-KSB.

August 9, 2007 the Board passed the following resolution and filed the same with the Nevada Secretary of State and created class D preferred: Pursuant to NRS 78 Form Article 3 entitled Shares: number of shares authorized by the company to issue is hereby amended to include the following: The Company shall authorize 500,000,000 shares of common stock par value $0.001 and 100,000 shares of preferred class D stock par value $0.001. Preferred Class D is only voting stock and has no conversion rights to common shares. Class D preferred stock shall vote as follows: 1 share of preferred class D votes as 2,750 common shares, for example, the 100,000 authorized preferred class D shares equates to 275,000,000 common share votes, which is a majority voting control at 55%. Preferred Class D is non-dilutive and shall to increase without the consent of and or all of the holders of the Series D Preferred Stock or common stock. See attached Exhibit B (incorporated herein by this reference).

November 28, 2007 the Board passed the following resolution and was later filed with the with the Nevada Secretary of State on December 20, 2007 and created class E preferred: Pursuant to NRS 78 Form Article 3 entitled Shares: number of shares authorized by the company to issue is hereby amended to include the following: The Company shall authorize 500,000,000 shares of common stock par value $0.001 and 21,100,000 shares of preferred stock par value $0.001 which is subdivided as follows: 100,000 shares class D which is only voting stock and has no conversion rights to common shares; 20,000,000 shares of class E non-voting/non-dilutive and convert to common 1 to 1; 1,000,000 shares of class F non-voting and converts to common 1 to 50, that is, 1 share of preferred F equals 50 common shares. Class D preferred stock shall vote as follows: 1 share of preferred class D votes as 2,750 common shares, for example, the 100,000 authorized preferred class D shares equates to 275,000,000 common share votes, which is a majority voting control at 55%. Preferred Class D is non-dilutive and shall to increase without consent of and or all of the holders of the Series D Preferred Stock or common stock. See attached Exhibit C (incorporated herein by this reference).

Further see attached Exhibit D (incorporated herein by this reference) are the final articles as filed with the Nevada Secretary of State following the December 27, 2007 shareholder meeting. As of December 27, 2007 through the present the shares issued and outstanding are as follows:

Class of Stock	Authorized	Issued & Outstanding
Preferred class A	0	0
Preferred class B	0	0
Preferred class C	0	0
Preferred class D (voting only)	100,000	0
Preferred class E	20,000,000	12,450,000
Preferred class F	1,000,000	0
Common	500,000,000	52,750,258

Total	521,100,000	65,200,258

The Company has not re-filed the Preliminary Statement on Schedule 14C as there are no modifications to this document arising from our responses to your comments.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from talking any action with respect to the fling; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ W. Russell Smith
W. Russell Smith
CEO

EXHIBIT A

Item #1
Anthony Gillaizeau	Common	12,000	0.02%
Kelson Stool Rood & Winkler	Common	12,500	0.02%
Meaghan Nix	Common	25,000	0.05%
Taylor Nix	Common	25,000	0.05%
October Fund	Common	5,971,319	11%
Rancho Malibu	Common	5,971,318	11%
Sandias Azcucaradas SA	Common	3,365,000	6%
Twin Oaks Capital Mgmt	Common	100,000	0.2%
Vanilla Sky SA	Common	900,000	2%
Vernalis Investment	Common	100,000	0.2%
Shearson Foundation	Common	3,900,000	7%
Cohiba Partners	Common	3,000,000	6%
Item #2
Joseph Scarpello	Common	2,000,000	4%
Holly Stanley	Common	2,150,000	4%
Donna L Killean	Common	167,500	0.3%
Hampton Insurance Company	Common	1,000,000	2%
Terance Kelley	Common	2,016,750	4%
Mark Spaner	Common	1,825,769	3%
Item #3
Allen Hayes	Common	333,750	1%
Ann Perniciaro	Common	333,750	1%

		33,209,656	63%

Footnote:

Total issued and outstanding common stock on December 27, 2007 was 52,750,258.

EXHIBIT B

[Logo]	ROSS MILLER
Secretary of State
204 North Carson Street, Ste 1
Carson City, Nevada 89701-4299
(775)584 6708
Website: secretaryofstate.biz

Certificate of Amendment (PURSUANT TO NRS 78.385 AND 78.390)	Filed in the office of /s/ Ross Miller Ross Miller Secretary of State State of Nevada	Document Number 20070546447 - 19
Filing Date and Time 08/09/2007 8:45 AM
Entity Number E0481852005-1

USE BLACK INK ONLY - DO NOT HIGHLIGHT	ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation

For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After issuance of Stock)

1.	Name of Corporation:

Vsurance, Inc.

2.	The articles have been amended as follows (provide article numbers, if available):

Pursuant to NRS 78 Form Article 3 entitled Shares: number of shares authorized by the company to issue is hereby amended to include the following: The Company shall authorize 500,000,000 shares of common stock par value $0.001 and 100,000 shares of preferred Class D stock par value $0.001. Preferred Class D is only voting stock and has no conversion rights to common shares. Class D preferred stock shall vote as follows: 1 share of preferred class D votes as 2,750 common shares, for example, the 100,000 authorized preferred class D shares equates to 275,000,000 common share votes, which is a majority voting control at 55%. Preferred Class D is non-dilutive and shall to increase without the consent of and or all of the holders of the Series D Preferred Stock or common stock.

EXHIBIT C

[Logo]	ROSS MILLER
Secretary of State
204 North Carson Street, Ste 1
Carson City, Nevada 89701-4299
(775)584 6708
Website: secretaryofstate.biz

Certificate of Amendment (PURSUANT TO NRS 78.385 AND 78.390)	Filed in the office of /s/ Ross Miller Ross Miller Secretary of State State of Nevada	Document Number 20070864211 - 11
Filing Date and Time 12/20/2007 1:40 PM
Entity Number E0481852005-1

USE BLACK INK ONLY - DO NOT HIGHLIGHT	ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation

For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After issuance of Stock)

1.	Name of corporation:

Vsurance, Inc.

2.	The articles have been amended as follows (provide article numbers, if available):

Pursuant to NRS 78 Form Article 3 entitled Shares: number of shares authorized by the company to issue is hereby amended to include the following: The company shall authorize 500,000,000 shares of common stock par value $0.001 and 21,100,000 shares of preferred stock par value $0.001 which is subdivided as follows: 100,000 shares class D which is only voting stock and has no conversion rights to common shares; 20,000,000 shares of class E non-voting/non-dilutive and convert to common 1 to 1; 1,000,000 shares of class F non-voting and converts to common 1 to 50, that is, 1 share of preferred F equals 50 common shares. Class D preferred stock shall vote as follows: 1 share of preferred class D votes as 2,750 common shares, for example, the 100,000 authorized preferred Class D shares equates to 275,000,000 common share votes, which is majority voting control at 55% Preferred Class D is non-dilutive and shall to increase without consent of and or all of the holders of Series D Preferred Stock or common stock.

EXHIBIT D

[Logo]	ROSS MILLER
Secretary of State
204 North Carson Street, Ste 1
Carson City, Nevada 89701-4299
(775)584 6708
Website: secretaryofstate.biz

Certificate of Amendment (PURSUANT TO NRS 78.385 AND 78.390)	Filed in the office of /s/ Ross Miller Ross Miller Secretary of State State of Nevada	Document Number 20080023131-40
Filing Date and Time 01/11/2008 9:10 AM
Entity Number E0481852005-1

USE BLACK INK ONLY - DO NOT HIGHLIGHT	ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation

For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After issuance of Stock)

1.	Name of corporation:

Vsurance, Inc.

2.	The articles have been amended as follows (provide article numbers, if available):

Pursuant to NRS 78 Form Article 1 entitled Name of Corporation: name of the company is hereby changed to the following: Ensurapet, Inc.

Pursuant to NRS 78 Form Article 3 entitled Shares: number of shares authorized by the company to issue is hereby amended to include the following: The Company shall authorize 500,000,000 shares of common stock par value $0.001 and 21,100,000 shares of preferred stock par value $0.001 which is subdivided as follows: 100,000 shares class D which is only voting stock and has no conversion rights to common shares; 20,000,000 shares of class E non-voting/non-dilutive and convert to common 1 to 1; 1,000,000 shares of class F non-voting and converts to common 1 to 50, that is, 1 share of preferred F equals 50 common shares. Class D preferred stock shall vote as follows: 1 share of preferred class D votes as 2,750 common shares, for example, the 100,000 authorized preferred Class D shares equates to 275,000,000 common share votes, which is a majority voting control at 55%. Preferred Class D is non-dilutive and shall to increase without consent of and or all of the holders of the Series D Preferred Stock or common stock.